SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 4)


                   Universal Stainless & Alloy Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    913837100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  913837100
---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Alan Fournier
     c/o Pennant Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     279,980

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     279,980

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     279,980

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.3%

12.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  913837100
---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pennant Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     279,980

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     279,980

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     279,980

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.3%

12.  TYPE OF REPORTING PERSON*

     OO

CUSIP No.  913837100
---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pennant Offshore Partners, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     155,140

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     155,140

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     155,140

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     2.4%

12.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  913837100
---------------------


Item 1(a).  Name of Issuer:


            Universal Stainless & Alloy Products, Inc. (USAP)
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:


            600 Mayer Street
            Bridgeville, Pennsylvania 15107
            --------------------------------------------------------------------


Item 2(a).  Name of Person Filing:


            Alan Fournier c/o Pennant Capital Management, LLC
            Pennant Capital Management, LLC
            Pennant Offshore Partners, Ltd.
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            Alan Fournier
            c/o Pennant Capital Management, LLC
            40 Main Street
            Chatham, NJ 07928

            Pennant Capital Management, LLC
            40 Main Street
            Chatham, NJ 07928

            Pennant Offshore Partners, Ltd.
            PO Box 30362 SMB
            3rd Floor
            George Town, Grand Cayman
            Cayman Islands, B.W.I.
            --------------------------------------------------------------------

Item 2(c).  Citizenship:


            Alan Fournier - United States Citizen

            Pennant Capital Management, LLC - Delaware Limited Liability Company

            Pennant Offshore Partners, Ltd.- Cayman Islands Exempted Company
            --------------------------------------------------------------------


Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.001 per share
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:


            913837100
            --------------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          279,980 shares beneficially owned by Alan Fournier; 279,980 shares beneficially owned by Pennant Capital Management, LLC; 155,140 shares beneficially owned by Pennant Offshore Partners, Ltd.
          ----------------------------------------------------------------------

     (b)  Percent of class:

          4.3% beneficially owned by Alan Fournier; 4.3% beneficially owned by Pennant Capital Management, LLC; 2.4% beneficially owned by Pennant Offshore Partners, Ltd.
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote
                  Alan Fournier:                            0
                  Pennant Capital Management, LLC:          0
                  Pennant Offshore Partners, Ltd.:          0

          (ii)  Shared power to vote or to direct the vote
                   Alan Fournier:                     279,980
                   Pennant Capital Management, LLC:   279,980
                   Pennant Offshore Partners, Ltd.:   155,140

          (iii) Sole power to dispose or to direct the
                disposition of
                   Alan Fournier:                           0
                   Pennant Capital Management, LLC:         0
                   Pennant Offshore Partners, Ltd.:         0

          (iv)  Shared power to dispose or to direct the
                disposition of
                   Alan Fournier:                     279,980
                   Pennant Capital Management, LLC:   279,980
                   Pennant Offshore Partners, Ltd.:   155,140

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].





Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


         N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


         N/A


Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.


         N/A


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


          N/A

Item 10.  Certifications.


          By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 14, 2007
                                        ----------------------------------------
                                                        (Date)


                                              PENNANT CAPITAL MANAGEMENT, LLC***

                                              /s/ Alan Fournier
                                              ----------------------------------

                                              By:   Alan Fournier
                                              Managing Member

                                              PENNANT OFFSHORE PARTNERS, LTD.***

                                              /s/ Alan Fournier
                                              ----------------------------------

                                              By:   Alan Fournier
                                              Director

                                              ALAN FOURNIER***

                                              /s/ Alan Fournier
                                              ----------------------------------
                                              Alan Fournier



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



*** The Reporting Persons specifically disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

                                                                       EXHIBIT A

                                    AGREEMENT


     The undersigned agree that this Schedule 13G Amendment No. 4 dated February 14, 2007 relating to the $.001 par value Common Stock of Universal Stainless and Alloy Products, Inc. shall be filed on behalf of the undersigned.

                                              PENNANT CAPITAL MANAGEMENT, LLC

                                              /s/ Alan Fournier
                                              ----------------------------------

                                              By:   Alan Fournier
                                                    Managing Member

                                              PENNANT OFFSHORE PARTNERS, LTD.

                                              /s/ Alan Fournier
                                              ----------------------------------

                                              By:   Alan Fournier
                                                       Director

                                              ALAN FOURNIER

                                              /s/ Alan Fournier
                                              ----------------------------------

                                              Alan Fournier
















SK 03461 0004 745675